Filed by Chicago Mercantile Exchange Holdings, Inc. pursuant to Rule 425 under the Securities Act of 1933, as amended,
                   and deemed filed pursuant to Rule 14a-12 under the Securities
                                               Exchange Act of 1934, as amended.

                                            Subject Company: CBOT Holdings, Inc.
                                Subject Company's Commission File No.: 001-32650

This material is not a substitute for the prospectus/proxy statement and any other documents CME and CBOT intend to file with the Securities and Exchange Commission (SEC). Investors and security holders are urged to read such prospectus/proxy statement and any other such documents, when available, which will contain important information about the proposed transaction. The prospectus/proxy statement would be, and other documents filed or to be filed by CME and CBOT with the SEC are or will be, available free of charge at the SEC's Web site (www.sec.gov) or from Chicago Mercantile Exchange Holdings Inc., Shareholder Relations and Membership Services, 20 South Wacker Drive, Chicago, Illinois 60606, Attention: Beth Hausoul.

CME and its directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about CME's directors and executive officers is available in CME's proxy statement, dated March 10, 2006, for its 2006 annual meeting of stockholders. Additional information about the interests of potential participants will be included in the prospectus/proxy statement when it becomes available. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

The following letter was published in the Financial Times on November 20, 2006:

Sir, Gary DeWaal's attempt to use the announced merger between the Chicago Mercantile Exchange and the Chicago Board of Trade as an opportunity to incite regulators to impose conditions for the "protection of market users" is really a call for limiting the ability of centralised, transparent exchanges to compete with over-the-counter derivatives dealers ("Chicago's merger has to protect the users' interests", November 15).

Mr DeWaal is well aware that the merger will result in substantial cost savings and operational efficiencies for customers, clearing member firms and other industry participants. Efficiencies will flow from consolidating all electronic trading activity on to a single globally distributed trading platform - CME Globex(R) and combining all open-outcry trading activity on to a single trading floor at the Chicago Board of Trade.

The merger will result in harmonisation of many business practices and rules, reducing administrative and compliance costs. It will also preserve the common clearing link that has saved market users approximately $2bn in capital and operational expenses. For those reasons, he obviously approves the merger.

He gives away his game by actually calling for reduced competition when he writes: "Lawmakers and regulators should update laws that have created an uneven playing field of competition between derivatives exchanges and brokers by currently authorising exchanges to solicit and service many of the same customers as brokers . . . "

Contrary to Mr DeWaal's argument, all futures and options transactions at CME are cleared by CME clearing members such as Mr DeWaal's firm - without competition from CME. What Mr DeWaal fails to make clear is that many of our clearing member firms also deal in over-the-counter derivatives that serve as substitutes for CME's products. Therefore, his argument is not about promoting competition - it is about thwarting it.

Does he really think end-users of derivatives markets are better off if broker-dealers are protected by government against competition from well-run, centralised and transparent derivative exchanges?

                                   Sincerely,

         /s/ Terrence A. Duffy                     /s/ Craig S. Donohue
         ---------------------                     ---------------------
         Terrence A. Duffy                         Craig S. Donohue